November 21, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form SB-2
File No. 333-131822
Filed on February 14, 2006

To Whom It May Concern:

Medsonix, Inc., a Nevada corporation (the “Registrant”), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form SB-2 (Registration No. 333-131822), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on February 14, 2006.

The Registrant is requesting the withdrawal of the Registration Statement because disclosures and financial statements contained therein are no longer current and the Registrant has elected to withdraw in lieu of amending the Registration Statement. None of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the Stoecklein Law Group via facsimile at (619) 595-4883 and via mail at 402 W. Broadway, Suite 400, San Diego, California 92101.

Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned or our securities counsel, Stoecklein Law Group (619-595-4882).

Very truly yours,

Medsonix, Inc.

/s/ Alphonse Cassone

By: Alphonse Cassone CEO/President

cc:	Donald J. Stoecklein, Esq.